

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

Re: Gigamedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Form 6-K filed January 28, 2011
File no. 000-30540

Dear Mr. Wang:

We have reviewed your letter dated January 25, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 12, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18. Financial Statements

Note 5. Assets and Liabilities Held for Sale, page F-33

1.   We note from your response to prior comment 1 that the company finalized your valuation of the 40% retained interest in Mangas Everest. Please provide us with a recap of the assumptions and methodologies used in your valuation.

Form 6-K filed January 28, 2011

2.   We note you did not record an impairment charge for your investment in and advances to the entities held by T2CN as of September 30, 2010 and you are currently in the process of

evaluating whether these assets were impaired as of December 31, 2010. Tell us how you determined that your investment in and advances to T2CN were not impaired as of September 30, 2010 and provide us with the details of the impairment analysis that supports your conclusions. In addition, tell us whether you have finalized your impairment analysis as of December 31, 2010 and if so, tell us whether you recorded an impairment charge in the fourth quarter of fiscal 2010. Also, provide us the details to your December 2010 impairment analysis and tell us what changed from the September analysis to the December analysis that resulted in the company recording an impairment charge, if any.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief